UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
 PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
 SECURITIES EXCHANGE ACT OF 1934

For the month of March 2010

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
 (Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
P.O. Box 0819-08730
Panama City, Republic of Panama
 (Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

March 12, 2010
FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By: /s/ Pedro Toll

Name: Pedro Toll
Title: General Manager

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
Street address:
Calle 50 and Aquilino de la Guardia
Mailing address: P.O. Box 0819-08730
Panama City, Republic of Panama

March 12, 2010

Dear Common Shareholders:

You are cordially invited to attend the Annual Meeting of Shareholders (the “Annual Meeting”) of Banco Latinoamericano de Comercio Exterior, S.A. (hereinafter called the “Bank”) to be held at the Panama Marriott Hotel, Calle 52 and Ricardo Arias, Panama City, Republic of Panama, on Wednesday, April 14, 2010, at 10:00 a.m. (Panama time).

At the Annual Meeting, the holders of the shares of all classes of the Bank’s common stock will be asked to vote:

(1)	to approve the Bank’s audited financial statements for the fiscal year ended December 31, 2009 (Proposal 1);

(2)	to appoint Deloitte as the Bank’s registered independent public accounting firm for the fiscal year ending December 31, 2010 (Proposal 2);

(3)
to elect four directors (one director to represent the holders of the class A shares of the Bank’s common stock, and three directors to represent the holders of the class E of shares of the Bank’s common stock), each to serve a three-year term (Proposal 3); and

(4)	to transact such other business as may properly come before the Annual Meeting or any postponements or adjournments thereof.

Proposal 1, Proposal 2, and Proposal 3 are more fully described in the attached Proxy Statement.  Also attached are a Notice of the Annual Meeting and a proxy card.  Copies of the Bank’s 2009 Annual Report which includes its financial statements for the fiscal year ended December 31, 2009, may be obtained by writing to Mr. Christopher Schech at the Bank, Calle 50 and Aquilino de la Guardia, P.O. Box 0819-08730, Panama City, Republic of Panama, or by visiting the Investor Relations section of the Bank’s website at http://www.bladex.com.

Important notice to beneficial shareholders of Class E shares who hold their shares through a broker rather than directly in their own name:  If you hold your shares in a brokerage account, your shares will not be voted this year unless you give explicit instructions to your broker as to how you wish to vote.  Your shares also will not be counted in determining whether a quorum is present at the meeting for the purpose of electing directors unless you give explicit instructions to your broker.  Most of our outstanding shares are held in this manner, so it is important that you submit a vote. Under New York Stock Exchange Rule 452 effective January 1, 2010 relating to the discretionary voting of proxies by brokers, brokers will no longer be permitted to vote shares with respect to the election of directors without voting instructions from the beneficial owner.  Accordingly, as a beneficial owner, if you do not give your broker specific instructions, your shares will not be voted with respect to Proposal 3.  We strongly encourage you to submit your proxy card and exercise your right to vote as a shareholder.

To ensure that you are properly represented at the Annual Meeting as a shareholder, we ask that you please read and complete the enclosed materials promptly, and that you duly sign and date the proxy card with your vote.  Should you attend the Annual Meeting in person, you will be able to vote in person if you so desire, regardless whether you sent a proxy card.

The Board of Directors of the Bank (the “Board”) requests that you vote FOR the proposals as set forth in the proxy card.  Your vote and support are important to the Bank.

On behalf of the Board, we thank you for your cooperation and continued support, and look forward to seeing you in Panama on Wednesday, April 14, 2010.

Sincerely,

Ricardo Manuel Arango
Secretary

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON APRIL 14, 2010

NOTICE IS HEREBY GIVEN to all holders of the issued and outstanding shares of common stock of Banco Latinoamericano de Comercio Exterior, S.A., a Panamanian corporation (hereinafter called the “Bank”), as of the record date set forth below, that the 2010 Annual Meeting of Shareholders (such meeting, including any postponements or adjournments thereof, hereinafter referred to as the “Annual Meeting”) of the Bank will be held at the Panama Marriott Hotel, Calle 52 and Ricardo Arias, Panama City, Republic of Panama, at 10:00 a.m. (Panama time), on Wednesday, April 14, 2010.  The Annual Meeting will be held for the following purposes:

(1)	to approve the Bank’s audited financial statements for the fiscal year ended December 31, 2009 (Proposal 1);

(2)	to appoint Deloitte as the Bank’s registered independent public accounting firm for the fiscal year ending December 31, 2010 (Proposal 2);

(3)
to elect four directors (one director to represent the holders of the class A shares of the Bank’s common stock, and three directors to represent the holders of the class E shares of the Bank’s common stock) to the Board of Directors of the Bank (the “Board”), each to serve a three-year term (Proposal 3); and

(4)	to transact such other business as may properly come before the Annual Meeting.

The Board has fixed the close of business on March 10, 2010, as the record date for determining shareholders entitled to notice of, and to vote at, the Annual Meeting.  The presence (in person or by proxy) of holders representing at least one half (½) of the total issued and outstanding shares of all classes of the Bank’s common stock, plus one additional share of the Bank’s common stock, is necessary to constitute a quorum at the Annual Meeting.  In addition, the presence (in person or by proxy) of holders representing at least one half (½) of the issued and outstanding shares of each class of the Bank’s common stock electing directors at the Annual Meeting, plus one additional share of each such class, is necessary to constitute a quorum at the Annual Meeting for the purpose of electing such directors.  If a quorum is not present at the Annual Meeting scheduled to be held on Wednesday, April 14, 2010, at 10:00 a.m. (Panama time), then a second meeting will be held at 10:00 a.m. (Panama time) on Thursday, April 15, 2010, at the same location, with the shareholders present (in person or by proxy) at such second meeting.  At this second meeting, a quorum will be constituted by the shareholders present (in person or by proxy) at such meeting; and for the purpose of electing directors, a quorum at this second meeting will be constituted by the shareholders of each separate class of shares present (in person or by proxy) at such meeting.

Shareholders are requested to complete, date and sign the enclosed proxy card and return it promptly in the envelope provided, even if they expect to attend the Annual Meeting in person.  If shareholders attend the Annual Meeting, they may vote in person if they so desire, even if they have previously mailed their proxy cards.  The enclosed proxy card is being solicited by the Board.  Each Proposal and the mechanisms for voting, in person or by proxy, are more fully described in the attached Proxy Statement.

By Order of the Board of Directors,

Ricardo Manuel Arango
Secretary

March 12, 2010

IT IS IMPORTANT THAT ALL SHAREHOLDERS BE REPRESENTED (IN PERSON OR BY PROXY) AT THE ANNUAL MEETING.  PLEASE COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD PROMPTLY IN THE ENCLOSED ADDRESSED ENVELOPE, EVEN IF YOU PLAN TO ATTEND THE ANNUAL MEETING IN PERSON.

SHAREHOLDERS WHO ATTEND THE ANNUAL MEETING IN PERSON MAY REVOKE THEIR PROXIES AND VOTE IN PERSON IF THEY SO DESIRE.

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

PROXY STATEMENT
FOR THE 2010 ANNUAL MEETING
OF SHAREHOLDERS

TO BE HELD ON APRIL 14, 2010

This Proxy Statement is being furnished to holders of shares of common stock of Banco Latinoamericano de Comercio Exterior, S.A. (hereinafter called the “Bank”) in connection with the solicitation by the Board of Directors of the Bank (the “Board”) of proxies to be used at the 2010 annual meeting of shareholders (the “Annual Meeting”) to be held on Wednesday, April 14, 2010, at the Panama Marriott Hotel, Calle 52 and Ricardo Arias, Panama City, Republic of Panama, at 10:00 a.m. (Panama time), and at any postponements or adjournments thereof.  Unless the context otherwise requires, all references to the Annual Meeting in this Proxy Statement will mean the Annual Meeting and any postponements or adjournments thereof.

The Annual Meeting has been called for the following purposes:

(1)	to approve the Bank’s audited financial statements for the fiscal year ended December 31, 2009 (See Proposal 1);

(2)	to appoint Deloitte as the Bank’s registered independent public accounting firm for the fiscal year ending December 31, 2010 (See Proposal 2);

(3)
to elect four directors (one director to represent the holders of the class A shares of the Bank’s common stock, and three directors to represent the holders of the class E shares of the Bank’s common stock) to the Board, each to serve a three-year term (See Proposal 3); and

(4)	to transact such other business as may properly come before the Annual Meeting.

The Board recommends that all shareholders vote FOR each of Proposal 1 and Proposal 2.  With respect to Proposal 3, the Board recommends that (i) all holders of the class A shares vote FOR granting proxy holders the discretion to vote, in accordance with the best judgment, for any class A directors as may be nominated at the Annual Meeting, and (ii) all holders of the class E shares vote FOR Herminio Blanco, William Dick Hayes and Maria da Graça França as directors to represent the holders of the class E shares.

This Proxy Statement is being mailed to shareholders entitled to vote at the Annual Meeting on or about March 12, 2010.  If the enclosed proxy card is properly executed and returned to the Bank in time to be voted at the Annual Meeting, the shares represented thereby will be voted in accordance with the instructions marked thereon. The presence of a shareholder at the Annual Meeting will not automatically revoke that shareholder’s proxy.  Shareholders may, however, revoke a proxy at any time prior to its exercise by delivering to the Bank a duly executed proxy bearing a later date, by attending the Annual Meeting and voting in person, or by providing written notice of revocation to the Secretary of the Bank at Calle 50 and Aquilino de la Guardia, P.O. Box 0819-08730, Panama City, Republic of Panama.  Unless revoked or unless contrary instructions are given (either by vote in person or by subsequent proxy), if a proxy is duly signed, dated and returned, but has no indication of how the applicable shareholder wants to vote with respect to any of the proposals set forth in such proxy, then such proxy will be deemed to grant authorization to vote as follows:  (1) FOR Proposal 1 to approve the Bank’s audited financial statements for the fiscal year ended December 31, 2009; (2) FOR Proposal 2 to appoint Deloitte as the Bank’s registered independent public accounting firm for the fiscal year ending December 31, 2010; (3) FOR Proposal 3 to elect one director to represent the holders of the Class A shares in the proxy holders’ discretion, and to elect Herminio Blanco, William Dick Hayes and Maria da Graça França as directors to represent the holders of the class E shares of the Bank’s common stock; and (4) in accordance with the best judgment of the proxy holders with respect to any other matters which may properly come before the Annual Meeting.

Any shareholder that shares an address with another shareholder may receive only one set of proxy materials unless that shareholder has provided contrary instructions.  If such a shareholder wishes to receive a separate set of proxy materials, the additional copy can be requested by contacting the Secretary of the Bank at Calle 50 and Aquilino de la Guardia, P.O. Box 0819-08730, Panama City, Republic of Panama.  A separate set of proxy materials will be sent promptly following receipt of the request.  If such a shareholder wishes to receive a separate set of proxy materials in the future, the request may be made at the same address provided above.

Solicitation

The cost of soliciting proxies will be borne by the Bank.  In addition to the solicitation of proxies by mail, the Bank, through its directors, officers and other employees, may solicit proxies in person or by telephone, fax or e-mail.  The Bank will also request persons, firms and corporations holding shares in their names or in the names of nominees, which are beneficially owned by others, to send the proxy material to, and obtain proxies from, such beneficial owners, and will reimburse such holders for their reasonable expenses in doing so.  The Bank may engage a proxy soliciting firm to assist in the solicitation of proxies.  The cost of the services provided by such firm is not expected to exceed approximately $8,500, plus out-of-pocket expenses.

Voting

The shares of the Bank that entitle the holders of such shares to vote at the Annual Meeting consist of the class A shares, class B shares, and class E shares, with each share entitling its owner to one vote per share at meetings of the shareholders of the Bank, except with respect to the election of directors.  For the election of directors, the votes of the holders of each class of shares of the Bank’s common stock will be counted separately as a class to elect the director(s) that represent such class.

The holders of each class of common stock have cumulative voting rights with respect to the election of directors, which means that the shareholders of each class have a number of votes equal to the number of shares of such class held by each shareholder, multiplied by the number of directors to be elected by such class.  A shareholder can cast all of its votes in favor of one candidate, or distribute them among the directors to be elected, as the shareholder may decide.  Shareholders also have cumulative voting rights in the election of directors who represent all classes of shares of the Bank’s common stock.

The record date for determination of shareholders entitled to notice of, and to vote at, the Annual Meeting has been fixed by the Board as the close of business on March 10, 2010.  As of December 31, 2009, there were an aggregate of 36,545,616.09 shares of all classes of the Bank’s common stock issued and outstanding.  Set forth below are the number of shares of each class of the Bank’s common stock issued and outstanding as of December 31, 2009:

Class of Shares of Common Stock	Number of Shares Outstanding as of December 31, 2009
A	6,342,189.16
B	2,584,881.93
E	27,618,545.00
F	0.00
Total	36,545,616.09

As of December 31, 2009, the Bank was not directly or indirectly owned or controlled by another corporation or any foreign government, and no person was the registered owner of more than 6.7% of the total outstanding shares of voting capital stock of the Bank.

Outstanding Shares and Quorum

The following table sets forth information regarding the Bank’s shareholders that are the beneficial owners of 5% or more of any one class of the Bank’s voting stock, at December 31, 2009:

	At December 31, 2009
Class A	Number of Shares	% of Class	% of Total
Banco de la Nación Argentina [1]	1,045,348.00	16.5	2.9
Bartolomé Mitre 326
1036 Buenos Aires, Argentina
Banco do Brasil [2]	974,551.00	15.4	2.7
SBS Quadra 1 - Bloco A
CEP 70.0070-100
Brasilia, Brazil
Banco de Comercio Exterior de Colombia	488,547.00	7.7	1.3
Edif. Centro de Comercio Internacional
Calle 28 No.13A-15
Bogotá, Colombia
Banco de la Nación (Perú)	446,556.00	7.0	1.2
Ave. Republica de Panamá 3664
San Isidro, Lima, Perú
Banco Central del Paraguay	434,658.00	6.9	1.2
Federación Rusa y Sargento Marecos
Asunción, Paraguay
Banco Central del Ecuador	431,217.00	6.8	1.2
Ave. Amazonas entre Juan Pablo Sanz y
Atahualpa
Quito, Ecuador
Banco del Estado de Chile	323,412.75	5.1	0.9
Ave. Libertador Bernardo O'Higgins 1111
Santiago, Chile
Sub-Total shares of Class A Common Stock	4,144,289.75	65.3	11.3

Total shares of Class A Common Stock	6,342,189.16	100.0	17.4

Class B	Number of Shares	% of Class	% of Total
Banco de la Provincia de Buenos Aires	884,460.98	34.2	2.4
San Martin 137
C1004AAC Buenos Aires, Argentina
Banco de la Nación Argentina	295,944.50	11.4	0.8
Bartolomé Mitre 326
1036 Buenos Aires, Argentina
The Korea Exchange Bank	147,172.50	5.7	0.4
181, Euljiro 2GA
Jungu, Seoul, Korea
Sub-Total shares of Class B Common Stock	1,327,577.98	51.4	3.6

Total shares of Class B Common Stock	2,584,881.93	100.0	7.1

Class E [3]	Number of Shares	% of Class	% of Total
Brandes Investment Partners, L.P.	2,462,034.00	8.9	6.7
11988 El Camino Real, Suite 500
San Diego, California 92130
First Eagle Investment Management, LLC	1,670,816.00	6.0	4.6
1345 Avenue of the Americas
New York, New York 10105-4300
LSV Asset Management [3]	1,511,347.00	5.5	4.1
1 N. Wacker Drive, Suite 4000
Chicago, Illinois 60606
Sub-Total shares of Class E Common Stock	5,644,197.00	20.4	15.4

Total shares of Class E Common Stock	27,618,545.00	100.0	75.6

Class F	Number of Shares	% of Class	% of Total

Total shares of Class F Common Stock	0	100.0	0.0

Total shares of Common Stock	36,545,616.09		100.0

[1] Does not include an aggregate of 7,282 class E shares corresponding to former and current Director’s entitlements under the 2008 Stock Incentive Plan, that were issued to their employer, Banco de la Nación Argentina.

[2] Does not include an aggregate of 8,480 class E shares corresponding to former Directors’ entitlements under the 2003 Restricted Stock Plan and the 2008 Stock Incentive Plan that were issued to their employer, Banco do Brasil.

[3] Source: Schedule 13G filing with the U.S. Securities and Exchange Commission dated December 31, 2009.

The presence (in person or by proxy) of the holders of at least one half (½) of the total issued and outstanding shares of all classes of the Bank’s common stock, plus one additional share of the Bank’s common stock, is necessary to constitute a quorum at the Annual Meeting.  The presence (in person or by proxy) of the holders of at least one half (½) of the issued and outstanding shares of each class of the Bank’s common stock electing directors at the Annual Meeting, plus one additional share of each such class, is necessary to constitute a quorum at the Annual Meeting for the purpose of electing such directors.  If a quorum is not present at the Annual Meeting on Wednesday, April 14, 2010, at 10:00 a.m. (Panama time), then a second meeting will be held at 10:00 a.m. (Panama time) on Thursday, April 15, 2010, at the same location, with the shareholders present (in person or by proxy) at such second meeting.  At this second meeting, a quorum will be constituted by the shareholders present (in person or by proxy) at such meeting; and for the purpose of electing directors, a quorum at this second meeting will be constituted by the shareholders of each separate class of shares present (in person or by proxy) at such meeting.

APPROVAL OF THE BANK’S
AUDITED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

(PROPOSAL 1)

The Bank’s audited financial statements for the fiscal year ended December 31, 2009, were prepared by the Bank in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”), and were audited by the Bank’s registered independent public accounting firm, Deloitte, in accordance with U.S. Generally Accepted Auditing Standards.  At the Annual Meeting, the shareholders will vote to approve the Bank’s annual audited financial statements; however, the audited financial statements are not subject to change as a result of such vote.  As has been customary at prior annual meetings of the Bank’s shareholders, officers of the Bank will be available to answer any questions that may be posed by shareholders of the Bank attending the Annual Meeting regarding the Bank’s financial results.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR
THE APPROVAL OF THE BANK’S AUDITED FINANCIAL STATEMENTS FOR THE FISCAL
YEAR ENDED DECEMBER 31, 2009.

APPOINTMENT OF THE REGISTERED INDEPENDENT PUBLIC ACCOUNTING FIRM FOR 2010

(PROPOSAL 2)

The Board recommends that the shareholders appoint Deloitte as registered independent public accounting firm for the fiscal year ending December 31, 2010, as auditors of the Bank, to report on the Bank’s financial statements and to perform such other appropriate accounting services as may be required.  The Bank has been advised by Deloitte that neither that firm nor any of its affiliates has any relationship with the Bank or its subsidiaries, other than the relationship that typically exists between independent auditors and their clients.  Deloitte will have representatives present at the Annual Meeting who will have an opportunity to make a statement, if they so desire, and who will be available to respond to questions that may be posed by shareholders of the Bank attending the Annual Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR
THE APPOINTMENT OF DELOITTE AS THE REGISTERED INDEPENDENT PUBLIC
ACCOUNTING FIRM OF THE BANK FOR THE FISCAL YEAR ENDING DECEMBER 31, 2010.

ELECTION OF DIRECTORS

(PROPOSAL 3)

The Board consists of ten directors in accordance with the Bank’s Articles of Incorporation.  Three directors are elected by the holders of the class A shares, five directors are elected by the holders of the class E shares, and two directors are elected by the holders of all classes of the Bank’s common stock. In the event the number of issued and outstanding class F shares is equal to or greater than 15% of the total issued and outstanding shares of all classes of the Bank’s common stock, the class F shareholders shall have the right to elect one director, and the total number of directors shall be increased from 10 to 11.  As of the record date, there are no issued or outstanding class F shares.

Except for the Bank’s Chief Executive Officer, Mr. Jaime Rivera, and for Mr. Guillermo Güémez García, all the members of the Board are independent under the terms defined by applicable laws and regulations, including rules promulgated by the U.S. Securities and Exchange Commission (the “SEC”) under the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), Section 303A of the rules of the New York Stock Exchange (the “NYSE”), and Agreement No. 04-2001 of the Superintendency of Banks of the Republic of Panama (“Superintendency).  Information regarding the independence determination of directors is included on the Bank’s website at http://www.bladex.com/Investors Center/Corporate Governance.

Members of the Board are elected at annual meetings of shareholders of the Bank, and each director serves a term of three years.  Directors can be re-elected once or multiple times. In the election of members of the Board representing a class of shares of the Bank’s common stock, the votes of the holders of such class of shares are counted separately as a class.

The holders of each class of common stock have cumulative voting rights with respect to the election of directors representing such class.  This means that a shareholder of each class has a number of votes equal to the number of shares of such class held by the shareholder multiplied by the number of directors to be elected by such class, and the shareholder can cast all of the votes in favor of one candidate or distribute them among all of the directors to be elected, or among two or more of them, as the shareholder may decide.  Shareholders also have cumulative voting rights in the election of directors who represent all classes of shares of the Bank’s common stock.

At the Annual Meeting, common shareholders will be asked to elect four directors (one director to represent the holders of the class A shares of the Bank’s common stock, and three directors to represent the holders of the class E shares of the Bank’s common stock) to the Board, each to serve a three-year term.  The votes of the holders of each of the class A shares and the class E shares will be counted separately as a class for the purpose of electing the director to represent the holders of the class A and class E shares, respectively.  Each elected director will serve a three-year term.  Qualified candidates for the directorship representing the holders of the class A shares will be nominated at the Annual Meeting by the holders of such class A shares.  The Board has nominated Herminio Blanco, William Dick Hayes and Maria da Graça França to represent the holders of the class E shares of the Bank’s common stock.

Three Directors Nominated for Re-election to Represent Holders of Class E Shares

With the recommendation of the Bank’s Nomination and Compensation Committee, the Board has nominated Herminio Blanco, William Dick Hayes and Maria da Graça França for re-election as directors to represent the holders of the class E shares of the Bank’s common stock.

 Herminio A. Blanco is the founder and since 2002 has served as Chief Executive Officer of Soluciones Estratégicas Consultoría, Mexico City, and is a founding partner and since 2005 has served as Chairman of IQOM.  He has been a member of the Advisory Board of SSA Mexico since 2008.  Mr. Blanco has served as a board member of Banco Mercantil del Norte-Banorte and CYDSA since 2006, the United States Chamber of Commerce Foundation since 2005 and Arcelor Mittal Steel US since 2004. He has been a member of the International Advisory Committee of Mitsubishi Corporation and the Trilateral Commission since 2000. He was a senior member of the economic cabinet for President Ernesto Zedillo and the Secretary of Trade and Industry of Mexico from 1994 to 2000.  He was Undersecretary for International Trade and Negotiations of the Ministry of Trade and Industry of Mexico from 1993 to 1994 and from 1988 to 1990, and was Mexico’s Chief Negotiator of the North American Free Trade Agreement (NAFTA) from 1990 to 1993.  Mr. Blanco was one of the three members of the Council of Economic Advisors to the President of Mexico from 1985 to 1988. He was responsible for the negotiation of the Mexico-European Union free trade agreement and various other free trade agreements with Latin American countries and with Israel.  Mr. Blanco also contributed to the launching of negotiations for a free trade agreement with Japan.  He was Assistant Professor of Economics at Rice University, Houston, Texas from 1980 to 1985.  Mr. Blanco was senior advisor to the Finance Minister of Mexico from 1978 to 1980.

William Dick Hayes has served as a Director of Bladex Asset Management Inc. since 2008.  Mr. Hayes has served as President of Whaleco, Inc., New York, President of Wellstone Global Finance, LLC, San Francisco, California and Connecticut, and Chairman and charter member of the Board of Directors and the Investment Committee of Tricon Forfaiting Fund Limited, Bermuda since 1999.  He served as Managing Director-Emerging Markets and in various other capacities for West Merchant Bank and Chartered WestLB from 1987 to 1999. Mr. Hayes served as Senior Vice President Trading for Libra Bank Limited, New York Agency from 1986 to 1987, Principal of W.D. Hayes and Associates, California from 1984 to 1986, and in various capacities for Wells Fargo Bank, N.A., San Francisco, California from 1969 to 1984.

Maria da Graça França served as Director of Internal Control of Banco do Brasil from 2006 to 2007.  She also served in various other capacities during her tenure with Banco do Brasil, starting in 1971, including Head of North America and General Manager of Banco do Brasil, New York Branch from 2004 to 2005, Executive General Manager of the International Division in Brasilia, Brazil from 2002 to 2003, Regional Manager for the operations of the Bank in South America based in Argentina in 2002, General Manager of Banco do Brasil, Paris Branch from 1999 to 2002, Deputy General Manager of Banco do Brasil, Miami Branch from 1993 to 1999, General Manager of the department responsible for Banco do Brasil’s foreign network from 1992 to 1993, Deputy General Manager for foreign exchange from 1989 to 1992, Assistant Manager within the Risk Management Area from 1988 to 1989, Assistant Manager for foreign exchange internal controls from 1984 to 1987 and employee in the Foreign Exchange Department from 1971 to 1984.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE HOLDERS OF
CLASS E SHARES VOTE FOR THE RE-ELECTION OF HERMINIO BLANCO, WILLIAM DICK
HAYES AND MARIA DA GRAÇA FRANÇA AS CLASS E DIRECTORS OF THE BANK’S
COMMON STOCK.

INFORMATION AS TO THE BOARD, COMMITTEES,
NON-EXECUTIVE OFFICERS OF THE BOARD, ADVISORY COUNCIL AND EXECUTIVE
OFFICERS OF THE BANK

Information as to Directors

The following table sets forth certain information concerning the directors whose terms do not expire in 2010 and who will continue to serve as directors following the Annual Meeting, including information with respect to each person’s current position with the Bank and other institutions, country of citizenship, the year that each director’s term expires, and their age.

Name	Country of Citizenship	Position Held With the Bank	Term Expires	Age
CLASS A
Guillermo Güémez García	Mexico	Director	2011	69
Deputy Governor
Banco de Mexico
Mexico

Carlos E. Weitz	Argentina	Director	2012	48
Advisor to the Presidency
Banco de la Nación Argentina
Argentina

CLASS E
Will C. Wood	U.S.A.	Director	2012	70
Principal
Kentwood Associates
U.S.A.

Mario Covo	U.S.A.	Director	2011	52
Chief Executive Officer
Finaccess International, Inc.
U.S.A.

ALL CLASSES
Gonzalo Menéndez Duque	Chile	Director	2012	61
Director
Banco de Chile
Chile

Jaime Rivera	Guatemala	Director	2012	56
Chief Executive Officer
Banco Latinoamericano de Comercio Exterior, S.A.
Panama

Guillermo Güémez García has served as Deputy Governor of Banco de Mexico since 1995 and served as a Board Member of the National Insurance Commission and Casa de Moneda de Mexico since 1995. He served as President of the Executive Committee of Grupo Azucarero Mexico and Vice Chairman of Grupo de Embotelladoras Unidas, S.A. de C.V. from 1993 to 1994.  Mr. Güémez served as Co-Chairman of the North American Committee, Board Member of Home Mart, S.A. de C.V. and Vice Chairman of the Board of Grupo Embotelladoras Unidas, S.A. de C.V. from 1986 to 1994.  He served on the Mexican Business Coordinating Council for the North American Free Trade Agreement (“NAFTA”) in the capacity of Executive Director from 1991 to 1993. He was employed by Banco Nacional de Mexico (Banamex) in various capacities from 1974 to 1991, including Manager for Foreign Currency Funding and International Credits from 1974 to 1978, Representative in London from 1979 to 1981, Executive Vice President of International Treasury and Foreign Exchange, Exchange Controls and Ficorca from 1982 to 1986, and Executive Vice President for International Products from 1986 to 1990.  Mr. Güémez founded and was President of Euromex Casa de Cambio and Euroamerican Capital Corporation from 1986 to 1990.  He also has served as a Board Member of the Institute of International Finance and as a Board Member and Chairman of the Executive Committee of International Mexican Bank Ltd.  Prior to that Mr. Güémez was employed by Bank of America Corporation in Mexico as Assistant Representative.

Carlos E. Weitz has served as Financial Advisor to the Presidency of Banco de la Nación Argentina and to the Ministry of Economy and Finance of Argentina since 2008.  He served as Superintendent of Pension Fund Management of Argentina from January to October 2008 and from May to November 2003.  He also served as Advisor to the Board of Banco de la Provincia de Buenos Aires, Argentina from 2006 to 2007 and as Board Member of Banco Ciudad de Buenos Aires, Argentina from 2004 to 2006. Mr. Weitz was the General Coordinator of the Strategic Group of Financial Services of the Ministry of Economy of Argentina from 2002 to 2003, President of the National Securities Commission of Argentina, President of COSRA (Consejo de Reguladores de Valores de las Americas), President of the Interamerican Regulators Committee and Director of the Iberoamerican Institute of Capital Markets of Argentina from 2000 to 2002, Alternate Financial Representative and Financial Representation of Argentina in the United States, Canada and Japan in Washington, D.C. from 1997 to 2000.  Prior to that Mr. Weitz was Director of Loan Negotiations and Director of Internal Financing of the Ministry of Economy of Argentina from 1993 to 1997 and was employed by Banco Central de la Republica Argentina in the financial area from 1981 to 1993.

Will C. Wood has served as the founding principal of Kentwood Associates of Menlo Park, California since 1993. He is a trustee of Dodge & Cox mutual funds.  He was employed by Wells Fargo in the International Banking Group and served as an Executive Vice President from 1986 to 1989. While at Wells Fargo, Mr. Wood was also a Director of the Bankers’ Association for Foreign Trade and PEFCO, a privately owned export finance company. He was employed by Crocker Bank and served as Executive Vice President in charge of the International Division and Manager of the Latin America Area from 1975 to 1986. Mr. Wood previously worked for Citibank in La Paz, Bolivia, Lima, Peru and Rio de Janeiro and Sao Paulo, Brazil, and began his career with Citibank’s Overseas Division in New York in 1964.

Mario Covo has served as a Director of Bladex Asset Management Inc. since 2008.  Dr. Covo is the Managing Partner of Helios Advisors in New York.  He was a founding partner of Finaccess International, Inc. in 2000 and of Columbus Advisors in 1995.  Dr. Covo worked at Merrill Lynch from 1989 to1995, where he was Head of Emerging Markets-Capital Markets. Prior to working for Merrill Lynch, Dr. Covo worked at Bankers Trust Company of New York from 1985 to 1989 as Vice President in the Latin American Merchant Banking Group, focusing on corporate finance and debt-for-equity swaps. Prior to that Dr. Covo was an International Economist for Chase Econometrics from 1984 to 1985, focusing primarily on Venezuela and Colombia.

Gonzalo Menéndez Duque is a senior director of the Luksic companies in Chile and serves as Director of the following Luksic group holding companies:  Banco de Chile since 2001, Holdings Quiñenco since 1996, and Antofagasta PLC since 1985.  In addition, he has served as President of Inversiones Vita since 2000, a Luksic group company.  He also serves as Vice Chairman of Fundación Andrónico Luksic A. and Fundación Pascual Baburizza since 2005.  Previously, Mr. Menéndez Duque served as Director and President of several companies related to Grupo Luksic since 1985, including the following:  Banco de A. Edwards and related companies, Banco Santiago, Empresas Lucchetti, S.A., Banco O’Higgins, Antofagasta Group, and Banchile Administradora General de Fondos.

Jaime Rivera has served as a director of the Bank since 2004, when he was appointed Chief Executive Officer.  He joined the Bank in 2002 as Chief Operating Officer.  Previously, Mr. Rivera served in various capacities for Bank of America Corporation beginning including positions in the US as Managing Director of the Latin America Financial Institutions Group and the Latin America Corporate Finance team and on-site as General Manager in Brazil, Argentina, Uruguay and Guatemala, Marketing Manager in Chile, and in Venezuela as Manager of Latin America Information Systems.  He has held Board positions with the Council of the Americas, the Florida International Bankers’ Association, and the Latin American Agribusiness Development Corporation. Mr. Rivera is a member of the International Advisory Committee (IAC) to the Board of Directors of the NYSE.  He has an MBA degree from Cornell University, a Master of Science degree from Northwestern University, and a Bachelor of Science degree from Northrop University.

Information as to Non-Executive Officers of the Board (Dignatarios)

The following table sets forth the names, countries of citizenship and ages of the Board’s non-executive officers (dignatarios) and their current office or position with other institutions.  Dignatarios are elected annually by the members of the Board.  Dignatarios attend meetings of the Board, participate in discussions and offer advice and counsel to the Board, but do not have the power to vote (unless they also are directors of the Bank).

Name	Country of Citizenship	Position held by Dignatario with the Bank	Age
Gonzalo Menéndez Duque Director Banco de Chile, Chile	Chile	Chairman of the Board	61

Maria da Graça França	Brazil	Treasurer	61

Ricardo Manuel Arango Partner Arias, Fábrega & Fábrega	Panama	Secretary	49

Meetings of the Board and Committees

The Board conducts its business through meetings of the Board and through its committees.  During the fiscal year ended December 31, 2009, the Board held fourteen meetings.  Each director attended an average of 90% of the total number of Board meetings held during the fiscal year ended December 31, 2009.  Each director also attended the prior year’s annual meeting.

The following table sets forth the five committees established by the Board, the current number of members of each committee and the total number of meetings held by each committee during the fiscal year ended December 31, 2009:

Committee	Number of members	Total number of meetings held
Audit and Compliance Committee	4	7
Credit Policy and Risk Assessment Committee	5	4
Assets and Liabilities Committee	5	6
Business Committee	5	4
Nomination and Compensation Committee	4	7

Audit and Compliance Committee

The Audit and Compliance Committee is a standing committee of the Board.  According to its Charter, the Audit and Compliance Committee must be comprised of at least three directors.  The current members of the Audit and Compliance Committee are Will C. Wood (Chairman), Gonzalo Menéndez Duque, Maria da Graça França, and Carlos Weitz.

The Board has determined that all members of the Audit and Compliance Committee are independent directors under the terms defined by applicable laws and regulations, including rules promulgated by the SEC under the Sarbanes-Oxley Act, Section 303A of the rules of the NYSE, and Agreement No. 04-2001 of the Superintendency.  In addition, at least one of the members of the Audit and Compliance Committee is a “financial expert,” as defined in the rules enacted by the SEC under the Sarbanes-Oxley Act. The Audit and Compliance Committee’s financial expert is Gonzalo Menéndez Duque.

The purpose of the Audit and Compliance Committee is to provide assistance to the Board in fulfilling its oversight responsibilities regarding the processing of the Bank’s financial information, the integrity of the Bank’s financial statements, the Bank’s system of internal controls over financial reporting, the performance of both the internal audit and the registered independent public accounting firm, the Bank’s corporate governance, compliance with legal and regulatory requirements and the Bank’s Code of Ethics.  The Audit and Compliance Committee meets with each of the internal and independent auditors, and Bank’s management to discuss the Bank’s audited consolidated financial statements and management discussion and analysis (“MD&A”).

The Audit and Compliance Committee meets at least six times a year, as required by the Superintendency of Banks, or more often if the circumstances so require.  During the fiscal year ended December 31, 2009, the committee met seven times.

The Audit and Compliance Committee, in its capacity as a committee of the Board, is directly responsible for the final approval for its recommendation to the shareholders for the renewal or replacement of the Bank’s independent auditors, at the Annual Shareholders’ Meeting their compensation (including the pre-approval of all audit and non-audit services) and oversight of the Bank’s independent auditors, including the resolution of disagreements regarding financial reporting between the Bank’s management and the independent auditors. The Bank’s independent auditors are required to report directly to the committee.

The Charter of the Audit and Compliance Committee requires an annual self-evaluation of the committee’s performance.

The Audit and Compliance Committee pre-approved all audit and non-audit services.

 The following table summarizes the fees paid or accrued by the Bank for audit and other services provided by Deloitte, the Bank’s registered independent public accounting firm, for each of the last two fiscal years:

	2009	2008
Audit Fees	$565,000	$482,000
Audit-Related Fees	$93,500
Tax Fees
All Other Fees		$71,000
Total	$658,500	$553,000

The Audit and Compliance Committee’s Charter may be found on the Bank’s website at http://www.bladex.com.

Credit Policy and Risk Assessment Committee

The Credit Policy and Risk Assessment Committee is a standing committee of the Board.  No member of the Credit Policy and Risk Assessment Committee can be an employee of the Bank.  The Board has determined that, except for Guillermo Güémez García, all members of the Credit Policy and Risk Assessment Committee are independent.  The current members of the Credit Policy and Risk Assessment Committee are Guillermo Güémez García (Chairman), Gonzalo Menéndez Duque, Will C. Wood, Herminio Blanco and José Maria Rabelo.

The Credit Policy and Risk Assessment Committee is in charge of reviewing and recommending to the Board all credit policies and procedures related to the management of the Bank’s risks.  The committee also reviews the quality and profile of the Bank’s credit facilities and the risk levels that the Bank is willing to assume.  The committee’s responsibilities also include, among other things, the review of operational and legal risks, the presentation for Board approval of country limits and limits exceeding delegated authority, and the approval of exemptions to credit policies.

The Credit Policy and Risk Assessment Committee performs its duties through the review of periodic reports from Risk Management, and by way of its interaction with the Chief Risk Officer and other members of the Bank’s management.  The committee meets at least four times per year.  During the fiscal period ended December 31, 2009, the committee held four meetings.

The Credit Policy and Risk Assessment Committee Charter may be found on the Bank’s website at http://www.bladex.com.

Assets and Liabilities Committee

The Assets and Liabilities Committee is a standing committee of the Board.  No member of the Assets and Liabilities Committee can be an employee of the Bank. The Board has determined that except for Guillermo Güémez García, all members of the Assets and Liabilities Committee are independent directors. The current members of the Assets and Liabilities Committee are Mario Covo (Chairman), Herminio Blanco, Guillermo Güémez García, William Dick Hayes and José Maria Rabelo.

The Assets and Liabilities Committee is responsible for reviewing and recommending to the Board all policies and procedures related to the Bank’s management of assets and liabilities to meet profitability, liquidity, and market risk control objectives.  As part of its responsibilities, the committee reviews and recommends to the Board, among other things, policies related to the Bank’s funding, interest rate and liquidity gaps, liquidity investments, securities investments, derivative positions, funding strategies, and market risk.

The Assets and Liabilities Committee carries out its duties by reviewing periodic reports that it receives from the Bank’s management, and by way of its interaction with the Executive Vice President-Senior Managing Director, Treasury & Capital Markets and other members of the Bank’s management. The committee meets at least four times per year.  During the fiscal year ended December 31, 2009, the committee held six meetings.

The Assets and Liabilities Committee Charter may be found on the Bank’s website at http:// www.bladex.com.

Business Committee

The Business Committee is a standing committee of the Board and was established in February 2008.  The Board has determined that all members of the Business Committee are independent directors. The current members of the Business Committee are William Dick Hayes (Chairman), Gonzalo Menéndez Duque, Mario Covo, Herminio Blanco and José Maria Rabelo.

The Business Committee’s primary responsibility is to support the Bank’s management with business ideas and strategies and to provide follow-up on the business directives of the Board. The committee’s main objective will always be to improve the Bank’s efficiency in the management of the Bank’s various business units.

The Business Committee meets at least four times per year. During the fiscal year ended December 31, 2009, the committee held four meetings.

Nomination and Compensation Committee

The Nomination and Compensation Committee is a standing committee of the Board.  No member of the Nomination and Compensation Committee can be an employee of the Bank.  The Board has determined that all members of the Nomination and Compensation Committee are independent under the terms defined by applicable laws and regulations, including rules promulgated by the SEC under the Sarbanes-Oxley Act, Section 303A of the rules of the NYSE, and Agreement No. 04-2001 of the Superintendency of Banks.  The current members of the Nomination and Compensation Committee are Maria da Graça França (Chairman), Mario Covo, William Dick Hayes and Carlos Weitz.

The Nomination and Compensation Committee meets at least five times per year. During the fiscal year ended December 31, 2009, the committee held seven meetings.

The Nomination and Compensation Committee’s primary responsibilities are to assist the Board by identifying candidates to become Board members and recommending nominees for the annual meetings of shareholders; by making recommendations to the Board concerning candidates for Chief Executive Officer and other executive officers and counseling on succession planning for executive officers; by recommending compensation for Board members and committee members, including cash and equity compensation; by recommending compensation for executive officers and employees of the Bank, including cash and equity compensation, policies for senior management and employee benefit programs and plans; by reviewing and recommending changes to the Bank’s Code of Ethics; and by advising executive officers on issues related to the Bank’s personnel.

The Nomination and Compensation Committee will consider qualified director candidates recommended by shareholders.  All director candidates will be evaluated in the same manner regardless of how they are recommended, including recommendations by shareholders.  For the current director nominees, the committee considers candidate qualifications and other factors, including, but not limited to, diversity in background and experience, industry knowledge, educational level and the needs of the Bank.  Shareholders can mail any recommendations and an explanation of the qualifications of the candidates to the Secretary of the Bank at Calle 50 and Aquilino de la Guardia, P.O. Box 0819-08730, Panama City, Republic of Panama.

The Charter of the Nomination and Compensation Committee requires an annual self-evaluation of the committee’s performance.

The Nomination and Compensation Committee Charter may be found on the Bank’s website at http://www.bladex.com.

Mr. Jaime Rivera is the only executive officer that serves as a member of the Board.  None of the Bank’s executive officers serve as a director or a member of the Nomination and Compensation Committee, or any other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of the Board or the Nomination and Compensation Committee. None of the members of the Nomination and Compensation Committee has ever been an employee of the Bank.

Advisory Council

The Advisory Council was created by the Board in April 2000 pursuant to the powers granted to the Board under the Bank’s Articles of Incorporation.  The duties of Advisory Council members consist primarily of providing advice to the Board with respect to the business of the Bank in their areas of expertise.  Each member of the Advisory Council receives $5,000 for each Advisory Council meeting attended. The aggregate amount of fees for services rendered by the Advisory Council during 2009 amounted to $15,000.  During the fiscal year ended December 31, 2009, the Advisory Council met once.  The Advisory Council meets when convened by the Board.

The following table sets forth the names, positions, countries of citizenship and ages of the members of the Advisory Council of the Bank.

Name	Position	Country of Citizenship	Age

Roberto Feletti	Secretary of Economy	Argentina	51
	Ministry of Economy and Public Finance

Roberto Teixeira da Costa	Board Member	Brazil	75
	Sul America, S.A.

Carlos Martabit	General Manager, Finance Division	Chile	56
	BancoEstado

Santiago Perdomo	President	Colombia	52
	Banco Colpatria, Red Multibanca Colpatria

Alberto Motta Jr.	President	Panama	63
	Inversiones Bahia Ltd.

Enrique Cornejo	Minister	Peru	53
	Ministry of Transportation and Communications

Executive Officers

Set forth below are the executive officers of the Bank.

Name	Position	Country of Citizenship	Age

Jaime Rivera	Chief Executive Officer	Guatemala	56

Rubens V. Amaral Jr.	Executive Vice President,	Brazil	50
	Chief Commercial Officer

Gregory D. Testerman	Executive Vice President,	United States	47
	Senior Managing Director,
	Treasury & Capital Markets

Miguel Moreno	Executive Vice President,	Colombia	56
	Chief Operating Officer

Miguel A. Kerbes	Senior Vice President,	Uruguay	50
	Chief Risk Officer

Christopher Schech	Senior Vice President,	Germany	44
	Chief Financial Officer

Gustavo Díaz	Senior Vice President,	Colombia	47
	Controller

Manuel Mejía-Aoun	Chief Investment Officer	Panama	51
	Bladex Asset Management Inc.

Jaime Rivera has served as a director of the Bank since 2004, when he was appointed Chief Executive Officer.  He joined the Bank in 2002 as Chief Operating Officer.  Previously, Mr. Rivera served in various capacities for Bank of America Corporation beginning including positions in the US as Managing Director of the Latin America Financial Institutions Group and the Latin America Corporate Finance team and on-site as General Manager in Brazil, Argentina, Uruguay and Guatemala, Marketing Manager in Chile, and in Venezuela as Manager of Latin America Information Systems.  He has held board positions with the Council of the Americas, the Florida International Bankers’ Association, and the Latin American Agribusiness Development Corporation.  Mr. Rivera is a member of the International Advisory Committee (IAC) to the Board of Directors of the NYSE.  He has an MBA degree from Cornell University, a Master of Science degree from Northwestern University, and a Bachelor of Science degree from Northrop University.

Rubens V. Amaral Jr. has served as Executive Vice President, Chief Commercial Officer of the Bank since March 2004.  He previously served as General Manager and Managing Director for North America of Banco do Brasil, New York Branch, since 2000.  Mr. Amaral served in various capacities with Banco do Brasil since 1975, holding the positions of Managing Director of the International Division and alternate member of the board of directors in 1998, Executive General Manager of the International Division in Sao Paulo from 1998 to 2000, Deputy General Manager in the New York Branch in charge of the Trade Finance and Correspondent Banking Department from 1994 to 1998, Head of Staff of the International Division from 1993 to 1994 and Advisor, Head of Department and General Manager in the Trade Finance Area at the International Department Division – Head Office from 1989 to 1993.  Mr. Amaral also served as a representative in banking supervision for the Central Bank of Brazil from 1982 to 1988.

Gregory D. Testerman has served as Executive Vice President, Senior Managing Director, Treasury & Capital Markets of the Bank since 2007.  Mr. Testerman has served as a Director of Bladex Asset Management Inc. since 2006.  Mr. Testerman previously served as Senior Vice President and Treasurer of the Bank from 2005 to 2006.  Mr. Testerman served in various capacities with Banco Santander Central Hispano, S.A. from 1986 to 2003, including General Manager, Miami Agency, from 1999 to 2003, General Manager, Tokyo Branch and Country Manager in Japan from 1995 to 1999, Vice President, Head of Financial Control, Benelux and Asia Pacific, from 1991 to 1995, Second Vice President, Special Credit Valuation Assignment, London Branch, in 1991, Second Vice President, Treasury Operations Manager, Belgium, from 1989 to 1991, and Second Vice President, Management Reporting, Belgium, from 1986 to 1989.  Mr. Testerman began his career with The Chase Manhattan Bank, N.A. as Assistant Treasurer in Belgium in 1986, and participated in the Corporate Controllers Development Program in New York from 1984 to 1986.

Miguel Moreno has served as Executive Vice President, Chief Operating Officer since July 2007.  He previously served as Senior Vice President and Controller of the Bank since September 2001.  He was a Management Consulting Partner for PricewaterhouseCoopers, Bogotá, Colombia from 1988 to 2001, and served as Vice President of Information Technology and Operations for Banco de Crédito, Bogotá, Colombia from 1987 to 1988.  Mr. Moreno served as Chief Executive Officer of TM Ingeniería, Bogotá, Colombia, from 1983 to 1987, and as Head of Industrial Engineering Department, Los Andes University, Colombia, from 1982 to 1984.  Mr. Moreno was employed by SENA, Colombia, as Chief of the Organization and Systems Office, from 1977 to 1981, and served as Advisor to the Minister for the Finance and Public Credit Ministry of Colombia from 1976 to 1977.

Miguel A. Kerbes has served as Senior Vice President, Chief Risk Officer for the Bank since July 2002.  Mr. Kerbes previously served as Vice President, Risk Management from 2000 to 2002.  He served as the Risk Officer, Southern Cone Area for Banco Santander, with domicile in Chile, from 1995 to 2000, overseeing the Country Risk Managers for the area. From 1992 to 1995 he served with Bank of Boston, Chile as the Risk Director for credit and treasury risks and as Senior Risk Officer.  From 1989 to 1992, Mr. Kerbes participated in the start-up of ING Bank in Chile, continuing as its Risk Officer, with domicile in Chile. He had previously served with ING Bank in Uruguay and participated in the start-up of ING Bank in Argentina from 1982 to 1992.

Christopher Schech has served as Chief Financial Officer of the Bank since September 2009.  Previously, Mr. Schech served as Chief Financial Officer in the Region International division at Volvo Financial Services, part of AB Volvo Group based in Gothenburg, Sweden, covering operations in Latin America, Eastern Europe, Asia and Australia. Prior to that, Mr. Schech served in various capacities in Audit, Finance, and Business Development at General Electric Company from 1996 to 2008, including an assignment as Regional Manager, Financial Planning and Analysis at BAC Credomatic Network, a GE Capital Services joint venture based in Costa Rica, from 2005 to 2008. Mr. Schech’s background also includes serving in various positions in the Financial Services Audit Division at Coopers & Lybrand Deutsche Revision in Frankfurt, Germany, from 1990 to 1996. Mr. Schech holds a Masters-Degree in Economic Studies from the University of Konstanz, Germany.

Gustavo Díaz was appointed Controller of the Bank in September 2009. Mr. Díaz has over 15 years of auditing experience in the financial industry. Prior to joining the Bank, he served as Internal Auditing Manager for Central American Bank for Economic Integration (CABEI) in Tegucigalpa, Honduras, from 2000 to 2009. Prior to that, he served as Internal Auditing Director and Compliance Officer for Corporación Financiera del Valle (Corfivalle) in Cali, Colombia, from 1994 to 2000, and as External Auditing Manager for KPMG Peat Marwick in Colombia and Chile, from 1985 to 1994. Mr. Díaz holds a Master-Degree in Professional Management from Miami University, Florida, and a Masters-Degree in Finance with Major in International Business from the Universidad ICESI, Cali, Colombia.  Mr. Díaz also has CIA, CFSA, and CCSA certifications, granted by The Institute of Internal Auditors (IIA).

Manuel Mejía-Aoun has served as Chief Investment Officer of Bladex Asset Management Inc. since November 2005, and as a Director of Bladex Asset Management Inc. since 2008.  Mr. Mejía-Aoun has over 24 years of investment experience in emerging markets. Prior to joining the Bank, he was Chief Executive Officer of Maxblue, Deutsche Bank’s first personal financial consultancy business, focusing on high net worth investors in Latin America.  Prior to that he headed the Latin American Foreign Exchange and Local Money Markets Sales and Trading Group at Deutsche Bank.  In 1995, Mr. Mejía-Aoun served as Chief Emerging Markets Strategist at Merrill Lynch, covering fixed income securities in Latin America, Eastern Europe, Africa and Asia. From 1987 to 1995, he established and headed the Emerging Markets Trading Group at Merrill Lynch.

Compensation of Executive Officers and Directors

The Nomination and Compensation Committee has reviewed and discussed this “Compensation of Executive Officers and Directors” section with the Bank’s management, and based on this review and discussion, the Nomination and Compensation Committee has recommended to the Board that the following “Compensation of Executive Officers and Directors” be included in the Bank’s Proxy Statement for 2010.

Executive Officers Compensation

The aggregate amount of cash compensation paid by the Bank during the year ended December 31, 2009, to the executive officers employed in the Bank’s Head Office as a group for services in all capacities was $2,082,054.  During the fiscal year ended December 31, 2009, the Bank accrued, and in February 26, 2010 paid, performance-based bonuses to the Bank’s executive officers in the aggregate amount of $685,000. At December 31, 2009, the total amount set aside or accrued by the Bank to provide pension, retirement or similar benefits for executive officers was approximately $354,524.

In addition, the aggregate amount of cash compensation paid by the Bank during the year ended December 31, 2009, to the executive and non-executive employees of Bladex Asset Management Inc., a wholly-owned subsidiary of Bladex Holdings Inc., which is in turn a wholly-owned subsidiary of the Bank, as a group, for services in all capacities, was $2,972,152.

In February 2008, the Board approved the 2008 Stock Incentive Plan (the “2008 Plan”), which allows the Bank to grant restricted shares, restricted stock units, stock options and/or other similar compensation instruments to the directors, executive officers and other non-executive employees of the Bank.

On February 10, 2009, the Bank granted 86,482 restricted stock units and 394,318 stock options to executive officers of the Bank.  The Bank granted an additional aggregate of 45,538 restricted stock units and 207,667 stock options to other non-executive employees of the Bank.  The restricted stock units vest at a rate of 25% per year on each anniversary of the award date.  The options vest at a rate of 25% per year, measured from the award date (with vesting occurring on each anniversary of the award date).  As of December 31, 2009, the compensation cost charged against the Bank’s 2009 income in connection with these restricted stock units and stock options was $247,570 and $247,589, respectively.  The total remaining compensation cost of $1,736,112 will be charged over a period of 3.11 years.

The Bank sponsors a defined contribution plan for its expatriate officers.  The Bank’s contributions are determined as a percentage of the eligible officer’s annual salary, with each officer contributing an additional amount withheld from his or her salary.  All contributions are administered by a trust through an independent third party.  During 2009, the Bank charged to salaries expense $116,008 with respect to the contribution plan.  As of December 31, 2009, the accumulated liability payable under the contribution plan amounted to $385,567.

2009 Chief Executive Officer Compensation

The 2009 compensation of the Bank's Chief Executive Officer included a base salary of $300,000, a performance-based cash bonus of $200,000, a performance-based stock option and a restricted stock units grant with a value of $400,000, a retirement plan that included a contribution from the Bank of $23,504 during 2009, and other benefits amounting to $10,310.  In addition, the Chief Executive Officer has a contractual severance payment in case of termination without cause of $300,000.

Board of Directors Compensation

Each non-employee director of the Bank receives an annual cash retainer of $40,000 for his or her services as a director and the Chairman of the Board receives an annual cash retainer in the amount of $85,000.  This annual retainer covers seven Board and/or shareholders meetings.  If the Board meets more than seven times, the Bank will pay each director an attendance fee of $1,500 for each additional Board and/or shareholders meeting.  The Chairman of the Board is eligible to receive an additional 50% for each such additional Board, shareholders or committee meeting attended.

The Chairman of the Audit and Compliance Committee receives an annual retainer of $20,000 and the Chairman of the Assets and Liabilities Committee, Nomination and Compensation Committee, Credit Policy and Risk Assessment Committee, and Business Committee receive an annual retainer of $15,000.  The non-Chairman members of the Audit Committee receive an annual retainer of $10,000 and the non-Chairman members of the Assets and Liabilities Committee, Nomination and Compensation Committee, Credit Policy and Risk Assessment Committee, and Business Committee, each receive an annual retainer of $7,500.  These annual retainers cover seven meetings of the Audit Committee and six meetings each of the Assets and Liabilities Committee, Nomination and Compensation Committee, Credit Policy and Risk Assessment Committee, and Business Committee.  When the Audit Committee has met more than seven times and the Assets and Liabilities Committee, Nomination and Compensation Committee, Credit Policy and Risk Assessment Committee, and Business Committee have met more than six times, the Bank will pay an attendance fee of $1,000 for each additional committee meeting.  The Chairman of each committee of the Board is eligible to receive an additional 50% for each additional committee meeting attended.

The aggregate amount of cash compensation paid by the Bank during the year ended December 31, 2009, to the directors of the Bank as a group for their services as directors was $791,216.

The aggregate number of shares of restricted stock awarded during the year ended December 31, 2009, to non-employee directors of the Bank as a group under the 2008 Plan was 37,934 class E shares, equal to $50,000 for each non-employee director of the Bank and $75,000 for the Chairman of the Board.  As of December 31, 2009, the total cost for these restricted stock units amounted to $474,934, of which $44,240 was registered during 2009, and the remaining compensation cost of $430,694 for these restricted stock units will be charged against income over a period of 4.53 years.

Beneficial Ownership

As of December 31, 2009, the Bank’s executive officers and directors as a group, owned an aggregate of 140,424 class E shares, which was approximately 0.51% of all issued and outstanding class E shares.

The following tables set forth information regarding the number of shares, stock options, deferred equity units, restricted stock units, and indexed stock options owned by the Bank’s executive officers as of December 31, 2009, as well as the restricted stock units and stock options granted in February 2010 under the 2008 Plan.

Name and Position of Executive Officer	Number of Shares Beneficially Owned as of December 31, 2009 (1)	Number of Shares that may be acquired within 60 days of December 31, 2009 (2)	Stock Options (3)	Restricted Stock Units (2008 Stock Incentive Plan) (4)	Deferred Equity Units (5)

Jaime Rivera
Chief Executive Officer	1,400	189,739	195,185	41,879	0

Rubens V. Amaral Jr.
Executive Vice President
Chief Commercial Officer	1,000	174,349	176,404	38,993	0

Gregory D. Testerman
Executive Vice President
Senior Managing Director
Treasury and Capital Markets	2,349	91,900	177,923	39,641	0

Miguel Moreno
Executive Vice President
Chief Operating Officer	0	56,887	73,104	16,154	0

Miguel A. Kerbes
Senior Vice President
Chief Risk Officer	0	49,967	44,315	9,248	621

Christopher Schech
Senior Vice President
Chief Financial Officer	0	0	0	0	0

Gustavo Díaz
Senior Vice President
Controller	0	0	0	0	0

Manuel Mejía-Aoun (6)
Chief Investment Officer
Bladex Asset Management Inc	5,000	0	0	0	0

Total	9,749	562,842	666,931	145,915	621

(1)	Includes shares purchased by the executive or restricted stock units transferred to the executive.
(2)	Includes vested indexed and traditional stock options, as well as options and restricted stock units that will vest within 60 days of December 31, 2009.
(3)
Includes 271,081; 285,882; and 78,170 unvested stock options granted to executives officers on February 9, 2010, February 10, 2009, and February 12, 2008 respectively, under the 2008 Plan.  Also includes 31,798 unvested stock options granted to executives of the Bank on February 13, 2007, under the 2006 Stock Option Plan.  Also, an aggregate amount of 149,696; 154,062; and 30,230 stock options were granted to other non-executive employees under the 2008 Plan on February 9, 2010, February 10, 2009, and February 12, 2008 respectively; and an aggregate amount of 11,133 stock options were granted to other non-executive employees on February 13, 2007, under the 2006 Stock Option Plan.

(4)
Includes 17,823; 62,702; and 65,390 unvested restricted stock units granted to executive officers on February 12, 2008, February 10, 2009, and February 9, 2010, respectively, under the 2008 Plan. Also, an aggregate amount of 36,106; 33,791; and 6,898 restricted stock units were granted to other non-executive officers under the 2008 Plan on February 9, 2010, February 10, 2009, and February 12, 2008 respectively.

(5)	Deferred Equity Units under the Bank's Deferred Compensation Plan.
(6)	The executive and non-executives of Bladex Asset Management Inc. are not elegible to receive grants under any of the equity compensation plans.

The following table sets forth information regarding ownership of the Bank’s shares by members of its Board, including restricted shares, and stock options, held as of December 31, 2009.

Name of Director	Number of Shares Beneficially Owned as of December 31, 2009 (1)	Number of Shares that may be acquired within 60 days of December 31, 2009 (2)	Stock Options (3)	Restricted Shares (4)

Guillermo Güémez García (5)	0	0	0	0
Carlos Weitz (6)	0	0	0	0
José Maria Rabelo	3,993	0	0	3,993
Will C. Wood	14,473	7,547	532	8,394
Mario Covo	12,473	7,547	532	8,394
Herminio Blanco	31,998	7,547	532	8,394
William Dick Hayes	11,168	7,547	532	8,394
Maria da Graça França	9,623	0	0	8,030
Gonzalo Menéndez Duque	18,712	11,324	797	12,592
Total	102,440	41,512	2,925	58,191

(1)	Includes class E shares held under the 2003 Restricted Stock Plan and the 2008 Plan.
(2)	Includes vested indexed and traditional stock options that will vest within 60 days of December 31, 2009.
(3)	Includes unvested stock options granted to directors on February 13, 2007 under the 2006 Stock Option Plan.
(4)	Includes unvested restricted class E shares granted under the 2003 Restricted Stock Plan and the 2008 Plan.
(5)
12,473 class E shares corresponding to Mr. Güémez's entitlement under the 2003 Restricted Stock Plan and the 2008  Plan have been issued to his employer, Banco de Mexico.  In addition, an aggregate number of 2,119 stock options to which Mr. Güémez was entitled under the 2006 Stock Option Plan have been granted to Banco de Mexico.

(6)	3,993 class E shares corresponding to Mr. Weitz's entitlement under the 2008 Plan have been issued to his employer, Banco de la Nación Argentina.

For additional information regarding stock options granted to executive officers and directors, see Note 16 to the audited financial statements of the Bank for the fiscal year ended December 31, 2009.

Corporate Governance Practices

The Board has decided not to establish a corporate governance committee.  Given the importance that corporate governance has for the Bank, the Board decided to address all matters related to corporate governance at the Board level and the Audit and Compliance Committee is responsible for promoting continued improvement in the Bank’s corporate governance and verifying compliance with all applicable policies.

The Bank has included the information regarding its corporate governance practices necessary to comply with Section 303A of the NYSE’s Listed Company Manual/Corporate Governance Rules on its website at http://www.bladex.com.

Shareholders, employees of the Bank, and other interested parties may communicate directly with the Board by corresponding to the address below:

Board of Directors of Banco Latinoamericano de Comercio Exterior, S.A.
c/o Mr. Gonzalo Menéndez Duque
Director and Chairman of the Board of Directors
Calle 50 and Aquilino de la Guardia
P.O. Box 0819-08730
Panama City, Republic of Panama

In addition, the Bank has selected EthicsPoint, an on-line reporting system, to provide shareholders, employees of the Bank, and other interested parties with an alternative channel to report anonymously, any actual or possible violations of the Bank’s Code of Ethics, as well as other work-related situations or irregular or suspicious transactions, accounting matters, internal audit or accounting controls.  In order to file a report, a link is provided on the Bank’s website at http://www.bladex.com/Investors Center/Corporate Governance, under “Corporate Governance – Private Filing of Reports”.

Transactions with Related Persons

Certain directors of the Bank are executive officers of banks and/or other institutions located in Latin America, the Caribbean and elsewhere.  Some of these banks and/or other institutions own shares of the Bank’s common stock and have entered into loan transactions with the Bank in the ordinary course of business.  The terms and conditions of the loan transactions, including interest rates and collateral requirements, are substantially the same as the terms and conditions of comparable loan transactions entered into with other persons under similar market conditions.  As a matter of policy, directors of the Bank do not participate in the approval process for credit facilities extended to institutions in which they are executive officers or directors, nor do they participate with respect to decisions regarding country exposure limits in countries in which the institutions are domiciled.

AUDIT AND COMPLIANCE COMMITTEE REPORT

The Audit and Compliance Committee currently consists of at least three members of the Board, each of whom is independent of the Bank and its management, based upon the standard adopted by the Board, which incorporates the independence requirements under applicable laws, rules and regulations.  The members of the Audit and Compliance Committee have maintained independence through the year 2009.   The Board has adopted, and annually reviews, an Audit Committee Charter. The Charter specifies the scope of the Audit Committee’s responsibilities and how it carries out those responsibilities.

The Audit and Compliance Committee has reviewed and discussed the Bank’s December 31, 2009 audited financial statements, along with management’s assessment of the effectiveness of the internal control over financial reporting. The Bank’s management has represented to the Audit and Compliance Committee that the Bank’s consolidated financial statements were prepared in accordance with U.S. GAAP. Also, the Audit and Compliance Committee met with the registered independent public accounting firm and has discussed the results of the audit performed and evaluation of the internal control over financial reporting. The Audit and Compliance Committee also has discussed with Deloitte the matters that registered independent public accounting firms must communicate to audit committees under Public Company Accounting Oversight Board (“PCAOB”) rules.

The Audit and Compliance Committee also has received from Deloitte the written disclosures and the letter required by the PCAOB’s Ethics and Independence Rule 3526, Communication with Audit Committees Concerning Independence, and has discussed with Deloitte their independence from the Bank. The Audit Committee also has considered whether the provision of non-audit services to the Corporation is compatible with Deloitte’s independence.

Based on the review and discussions referred to above, the Audit and Compliance Committee recommended to the Board that the December 31, 2009 audited financial statements be included in the Bank’s Annual Report on Form 20-F for the year ended December 31, 2009.

Respectfully submitted,

Audit and Compliance Committee

Will C. Wood, Chairman
Gonzalo Menéndez Duque
Maria da Graça França
Carlos Weitz

SHAREHOLDERS PROPOSALS FOR 2011 ANNUAL MEETING

Any proposals that a shareholder wishes to have included in the Bank’s proxy statement for the 2011 annual meeting of shareholders, including, without limitation, any nomination of a director who the shareholder is entitled to elect, must be received by the Secretary of the Bank at Calle 50 and Aquilino de la Guardia, P.O. Box 0819-08730, Panama City, Republic of Panama, no later than January 14, 2011.  In the event the proposal includes a nomination for a directorship, it must include material background information relating to the nominee to allow the Nomination and Compensation Committee to evaluate the nominee.

OTHER MATTERS

If any other matters should properly come before the Annual Meeting, proxies solicited hereby will be voted with respect to such other matters in accordance with the best judgment of the persons voting the proxies.

By Order of the Board of Directors,

Ricardo Manuel Arango
Secretary

March 12, 2010

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

69596

▼ FOLD AND DETACH HERE ▼

THIS PROXY WILL BE VOTED AS DIRECTED, OR IF NO DIRECTION IS INDICATED, WILL BE VOTED "FOR" THE PROPOSAL.

Please mark your votes as indicated in this example [X]

(3) **ELECTION OF DIRECTORS** (PROPOSAL 3); ELECTION OF THREE CLASS E DIRECTORS:

FOR the Nominee Herminio A. Blanco	☐	**WITHHOLD AUTHORITY** to vote for Herminio A. Blanco	☐
FOR the Nominee William Dick Hayes	☐	**WITHHOLD AUTHORITY** to vote for William Dick Hayes	☐
FOR the Nominee Maria da Graça França	☐	**WITHHOLD AUTHORITY** to vote for Maria da Graça França	☐

(4) IN THE PROXY HOLDERS' DISCRETION, WITH RESPECT TO ANY OTHER BUSINESS WHICH MAY PROPERLY COME BEFORE THE ANNUAL MEETING OF SHAREHOLDERS OR ANY ADJOURNMENTS THEREOF.

Mark Here for Address Change or Comments **SEE REVERSE** ☐

Signature ____________________ Signature ____________________ Date __________

NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

You can now access your Banco Latinoamericano de Comercio Exterior, S.A. account online.

Access your Banco Latinoamericano de Comercio Exterior, S.A. account online via Investor ServiceDirect® (ISD).

BNY Mellon Shareowner Services, the transfer agent for Banco Latinoamericano de Comercio Exterior, S.A., now makes it easy and convenient to get current information on your shareholder account.

- View account status
- View certificate history
- View book-entry information
- View payment history for dividends
- Make address changes
- Obtain a duplicate 1099 tax form

Visit us on the web at http://www.bnymellon.com/shareowner/isd
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Monday-Friday Eastern Time

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Choose **MLink℠** for fast, easy and secure 24/7 online access to your future proxy materials, investment plan statements, tax documents and more. Simply log on to **Investor ServiceDirect®** at www.bnymellon.com/shareowner/isd where step-by-step instructions will prompt you through enrollment.

▼ FOLD AND DETACH HERE ▼

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

PROXY

The undersigned, revoking all previous proxies, hereby appoints Carlos E. Weitz, Gonzalo Menéndez Duque and Will C. Wood, or any one of them, with full power of substitution, as proxy holder in place of the undersigned person, to vote all shares of Banco Latinoamericano de Comercio Exterior, S.A. (hereinafter called the "Bank") which the undersigned is entitled to vote at the Annual Meeting of Shareholders of the Bank to be held at the Panama Marriott Hotel, Calle 52 and Ricardo Arias, Panama City, Republic of Panama, on April 14, 2010 at 10:00 a.m. (Panama time), and at any postponement or adjournment thereof.

Unless otherwise specified in the squares provided or as indicated below or cumulative voting, the undersigned's vote will be cast FOR proposals (1), (2), (3) and (4) and in the proxy holder's discretion with respect to any other matters which may properly come before the Annual Meeting of Shareholders.

Address Change/Comments
(Mark the corresponding box on the reverse side)

BNY MELLON SHAREOWNER SERVICES
P.O. BOX 3550
SOUTH HACKENSACK, NJ 07606-9250

(Continued and to be marked, dated and signed, on the other side)

69596